# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 01/14/2026
Amends the filing with accession number 0001628280-25-046776
Filed by CIK 0002073586
Persons authorized to receive notices and communications: Brendan Mulligan, 760 Market Street, Floor 10, San Francisco, California (CA), 94102, 415-890-5404; Amanda Westendorf, 760 Market Street, Floor 10, San Francisco, California (CA), 94102, 415-890-5404; Michael T. Esquivel, 801 California Street, Mountain View, California (CA), 94041, 650-988-8500; Ran D. Ben-Tzur, 801 California Street, Mountain View, California (CA), 94041, 650-988-8500; Aman D. Singh, 801 California Street, Mountain View, California (CA), 94041, 650-988-8500

## Reporting persons
- Dylan Field (CIK 0002073586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 67,565,152; shared voting power 17,075,250; sole dispositive power 40,834,828; shared dispositive power 17,075,250; aggregate amount beneficially owned 84,640,402 (16.9% of the class)
  Comment: Row 7 consists of (a) 35,209,828 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock") of Figma, Inc. (the "Issuer") held directly by Dylan Field, (b) 5,625,000 shares of Class B Common Stock that may be acquired upon the settlement of vested restricted stock units held by Mr. Field, and (c) 26,730,324 shares of Class B Common Stock held by the Wu-Wallace Family Trust. Mr. Field holds an irrevocable proxy authorizing him to vote any number of shares held by Evan Wallace and the Wu-Wallace Family Trust that are subject to such proxy on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible into one share of Class A common stock, par value $0.00001 per share ("Class A Common Stock") at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Row 8 and Row 10 consist of (a) 1,135,325 shares of Class B Common Stock held by the Dylan Field 2024 Annuity Trust, of which Mr. Field is the trustee, (b) 1,122,908 shares of Class B Common Stock held by the Field 2021 Descendants Trust, of which Bryn Mawr Trust Company of Delaware is the trustee and may be replaced at Mr. Field's discretion, and (c) 14,817,017 shares of Class B Common Stock held by LLL Investments LLC, which is associated with Mr. Field.
  
  Row 9 consists of (a) 35,209,828 shares of Class B Common Stock held directly by Dylan Field and (b) 5,625,000 shares of Class B Common Stock that may be acquired upon the settlement of vested restricted stock units held by Mr. Field.
  
  With respect to Row 13, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percent of class was calculated based on (a) 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 and (b) 84,640,402 shares of Class B Common Stock beneficially owned by Mr. Field (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of Mr. Field pursuant to the Exchange Act).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the initial statement on Schedule 13D filed on October 28, 2025 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows 11 and 13 of the cover page to this Amendment No. 1 is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows 7 through 10 of the cover page to this this Amendment No. 1 is incorporated by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described below, Mr. Field has not effected any transaction with respect to the Issuer's Class A Common Stock or Class B Common Stock in the last 60 days.

(i) Mr. Field has made sales in the open market pursuant to the Field Diversification Plan and the August 6, 2025 sell-to-cover instruction intended to satisfy the affirmative defense of Rule 10b5-1(c) (the "Sell-to-Cover Instruction") reported on Schedule A attached hereto as Exhibit 99.1;

(ii) on November 17, 2025, Mr. Field received 5,625,000 shares of Class B Common Stock upon partial settlement of a restricted stock award that was granted subject to a performance-based vesting condition that was satisfied in connection with the Issuer's initial public offering, as well as service-based and market-based vesting conditions that were satisfied upon the achievement of certain public market capitalization targets as certified by the Compensation Committee of the Issuer's Board of Directors on October 21, 2025;

(iii) on November 17, 2025, in connection with the sales made pursuant to the Sell-to-Cover Instruction, Mr. Field converted 3,029,063 shares of Class B Common Stock into an equal number of shares of Class A Common Stock;

(iv) on November 24, 2025, in connection with the sales made pursuant to the Field Diversification Plan, Mr. Field converted 250,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and LLL Investments LLC, which is associated with Mr. Field, converted 62,500 shares of Class B Common Stock into an equal number of shares of Class A Common Stock;

(v) on November 28, 2025, Mr. Field made a bona fide gift of 1,250,000 shares of Class B Common Stock to a donor-advised fund;

(vi) on December 15, 2025, in connection with the sales made pursuant to the Field Diversification Plan, Mr. Field converted 250,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and LLL Investments LLC, which is associated with Mr. Field, converted 62,500 shares of Class B Common Stock into an equal number of shares of Class A Common Stock; and

(vii) on January 14, 2026, in connection with the sales made pursuant to the Field Diversification Plan, Mr. Field converted 250,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and LLL Investments LLC, which is associated with Mr. Field, converted 62,500 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Schedule A 10b5-1 Sales of Class A Common Stock by Mr. Field during the prior 60 days.

## Signatures
- Dylan Field: /s/ Dylan Field, Dylan Field (01/16/2026)